

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2022

Orla Gregory
Chief Financial Officer
Enstar Group Limited
Windsor Place, 3rd Floor
22 Queen Street
Hamilton HM JX, Bermuda

> **Re: Enstar Group Limited**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **File No. 001-33289**

Dear Orla Gregory:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Finance